Exhibit 4.44

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934

Toll Brothers, Inc. has a single class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock.
In this Exhibit 4.44, when we refer to “Toll Brothers Inc.,” the “Company,” “we,” “us” or “our” or when we otherwise refer to ourselves, we mean Toll Brothers, Inc., excluding, unless otherwise expressly stated or the context requires, our subsidiaries; all references to “common stock” refer only to common stock issued by us and not to any common stock issued by any subsidiary.
DESCRIPTION OF COMMON STOCK
The general terms and provisions of our common stock are summarized below. This summary does not purport to be complete and is subject to, and is qualified in its entirety by express reference to, the provisions of our restated certificate of incorporation, as amended, and by-laws, as amended, each of which is filed as an exhibit to the Annual Report on Form 10K of which this Exhibit 4.44 is a part. We encourage you to read our restated certificate of incorporation, as amended and by-laws, as amended, and the applicable provisions of the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”) for additional information.
As of October 31, 2021, our authorized capital stock consisted of 400,000,000 shares of common stock, $.01 par value per share, and 15,000,000 shares of preferred stock, $.01 par value per share.
Common Stock
Subject to the rights and preferences of any holders of our preferred stock, of which there were none as of October 31, 2021, the holders of our common stock are entitled to one vote per share on all matters that require a vote of the common stockholders. In addition, the holders of our common stock are entitled to receive such dividends as legally may be declared by the Board of Directors and to receive pro rata our net assets available for distribution to such holders upon liquidation. There are no cumulative voting, preemptive, conversion or redemption rights applicable to our common stock. All outstanding shares of common stock are fully paid and non-assessable.
On March 17, 2010, the Board of Directors of the Company adopted a Certificate of Amendment to the Second Restated Certificate of Incorporation of the Company (the “Certificate of Amendment”). The Certificate of Amendment includes an amendment approved by the Company’s stockholders at the 2010 Annual Meeting which restricts certain transfers of the Company’s common stock in order to preserve the tax treatment of the Company’s net operating and unrealized tax losses. The Certificate of Amendment’s transfer restrictions generally restrict any direct or indirect transfer of the Company’s common stock if the effect would be to increase the direct or indirect ownership of any Person (as defined in the Certificate of Amendment) from less than 4.95% to 4.95% or more of the Company’s common stock, or increase the ownership percentage of a Person owning or deemed to own 4.95% or more of the Company’s common stock. Any direct or indirect transfer attempted in violation of this restriction would be void as of the date of the prohibited transfer as to the purported transferee.
Except as otherwise specifically provided by law or as set forth in “Anti-Takeover Effects of our Certificate of Incorporation, our Bylaws and Delaware Law-Board of Directors and Restrictions On Removal” below, all matters coming before a meeting of stockholders are determined by a majority of the votes cast affirmatively or negatively.

Our common stock is traded on the New York Stock Exchange under the symbol “TOL.”
The registrar and transfer agent for our common stock is American Stock Transfer & Trust Company, LLC.
Anti-Takeover Effects of our Certificate of Incorporation, our Bylaws, our Rights Plan and Delaware Law
Blank Check Preferred Stock. Our Certificate of Incorporation provides for 15,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the Board of Directors were to determine that a takeover proposal is not in the best interests of the Company, the Board of Directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquiror or insurgent stockholder or stockholder group. In this regard, the Certificate of Incorporation grants our Board of Directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock, may make it more difficult to change the composition of our Board of Directors and may discourage or make difficult any attempt by a person or group to obtain control of us.
Board of Directors and Restrictions On Removal. Our Certificate of Incorporation provides for the annual election of the entire Board of Directors each year.
Our bylaws provide that any election of directors that is not a contested election will be determined by a majority of the votes cast. For the purposes of the applicable section of our bylaws, a “majority of the votes cast” means that the number of votes cast “for” a nominee or matter must exceed the number of votes cast “against” that nominee or matter (with “abstentions” and “broker non-votes” not counted as a vote cast with respect to that nominee or matter). Any contested election of directors will be determined by a plurality of the votes cast. An election will be deemed contested if the secretary of Toll Brothers, Inc. receives a notice that a stockholder has nominated a person for election to the Board of Directors in compliance with the notice requirements set forth in our bylaws and such nomination has not been withdrawn on or prior to the tenth day before we first mail our notice of meeting for such meeting to the stockholders. Any incumbent director who fails to receive a majority of the votes cast in an election that is not a contested election will offer to resign from the Board of Directors promptly after certification by Toll Brothers, Inc. of the election results. A nominating and corporate governance committee established in accordance with our bylaws shall consider the resignation offer and make a recommendation to the Board of Directors as to whether to either (i) accept the offer of resignation or (ii) reject the offer and seek to address the underlying cause or causes of the “against” votes. The Board of Directors will take formal action on the nominating and corporate governance committee’s recommendation within 90 days from the date of the certification of the election results and cause its decision and the rationale behind its decision to be promptly publicly disclosed by Toll Brothers, Inc. Any director who offers to resign as a result of a failure to receive the majority vote required for re-election will not participate in the nominating and corporate governance committee’s or the Board of Director’s deliberations or vote on whether to accept his or her resignation offer. All elections of directors will be by written ballot unless otherwise provided in our Certificate of Incorporation.
Our Certificate of Incorporation also provides that:
•any vacancy on the Board of Directors or any newly created directorship will be filled by the remaining directors then in office, though they may constitute less than a quorum; and
•advance notice of stockholder nominations for the elections of directors must be given in the manner provided by our bylaws.

Our Certificate of Incorporation provides that any director may be removed from office, with or without cause, by the affirmative vote of the holders of 66 2/3% of the combined voting power of our then outstanding shares of stock entitled to vote generally in the election of directors, voting as a single class.
Our Certificate of Incorporation requires a 66⅔% stockholder vote necessary to alter, amend or repeal certain provisions of our Certificate of Incorporation (including with respect to certain matters related to our Board of Directors) and all other provisions of our bylaws adopted by the Board of Directors. These provisions may make it more difficult to change the composition of our Board of Directors and may discourage or make difficult any attempt by a person or group to obtain control of us.
Delaware Anti-Takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless (a) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (b) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer or (c) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. The application of Section 203 of the Delaware General Corporation Law may discourage or make difficult any attempt by a person or group to obtain control of us.
Section 203 of the Delaware General Corporation Law defines the term “business combination” to include: (a) any merger or consolidation involving the corporation or any of its direct or indirect majority-owned subsidiaries and the interested stockholder or another entity if the merger or consolidation is caused by the interested stockholder; (b) any sale, lease, exchange, mortgage, pledge or transfer of 10% or more of either the aggregate market value of all of the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation or any of its direct or indirect majority-owned subsidiaries involving the interested stockholder; (c) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation or by any of its direct or indirect majority-owned subsidiaries of any stock of the corporation or that subsidiary to the interested stockholder; (d) subject to certain exceptions, any transaction involving the corporation or any of its direct or indirect majority-owned subsidiaries that has the effect of increasing the proportionate share of the stock of any class or series of the corporation or that subsidiary owned by the interested stockholder; or (e) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or any of its direct or indirect majority-owned subsidiaries. In general, Section 203 defines an “interested stockholder” as any entity or person owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.
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